Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Prospectus dated September 16, 2022
Registration File No. 333-267464

September 16, 2022

Dear Fellow Stockholder:

We write to provide you with an important update regarding American Healthcare REIT, Inc. (“AHR”). On September 16, 2022, AHR filed a registration statement on Form S-11 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) relating to AHR’s plans to issue shares of its common stock in an underwritten public offering, which would be accompanied by the intended listing of those shares of common stock on the New York Stock Exchange (“NYSE”).

As you know, on October 1, 2021, AHR was formed upon the completion of the merger of Griffin-American Healthcare REIT III, Inc. and Griffin-American Healthcare REIT IV, Inc. as well as the acquisition of substantially all of the business and operations of American Healthcare Investors, LLC. The creation of AHR through these transformative transactions resulted in our company becoming a fully integrated, internally-managed real estate investment trust (“REIT”) with greater size and scale, broader geographic diversification and stronger tenant and operator diversification. Based on AHR’s total assets of approximately $4.5 billion as of June 30, 2022, AHR was the ninth largest public reporting healthcare REIT in the nation. As of such date, AHR’s portfolio included 313 medical office buildings, senior housing, skilled nursing facilities, hospitals and other healthcare-related facilities, with approximately 19.5 million square feet of gross leasable area and was diversified across 36 states, the United Kingdom and the Isle of Man.

As we shared with you at the time of the merger, we believe that AHR is positioned well for the future, and that a public listing can provide the opportunity for AHR to access the public markets for growth capital while also providing liquidity to existing stockholders in the future. The filing of the Registration Statement is the first formal step in that process. While the filing of the Registration Statement is a significant milestone in the lifecycle of AHR, there can be no assurance as to when, or if, the SEC will declare the Registration Statement effective, when, or if, a potential public offering will be launched or completed, or when, or if, AHR’s common stock will be listed on the NYSE. As you are aware, there are a number of important variables and market dynamics that must be navigated, many of which are driven by factors that are beyond AHR’s control. AHR’s board of directors and management team, along with AHR’s advisors, will be closely monitoring these factors as we evaluate the timing, size and price range of a potential public offering and listing.

We understand that you likely have questions regarding the filing of the Registration Statement and AHR’s potential public offering and listing on the NYSE. We have endeavored to address such questions, to the extent we can, in the enclosed list of “Frequently Asked Questions,” and we are eager to share additional information regarding this process as it becomes available.

Kind regards,

Danny Prosky

Chief Executive Officer and President

Enclosure

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, NC1-004-03-43, Attn: Prospectus Department, 200 North College St., 3rd Floor, Charlotte, NC 28255-0001, by email to dg.prospectus_requests@bofa.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 800-831-9146 or email to Prospectus@citi.com; or KeyBanc Capital Markets, Attention: Equity Syndicate, 127 Public Square, 4th Floor, Cleveland, OH 44114, by telephone at 1.800.859.1783 or by fax at 1-216-689-0845.

To review the preliminary prospectus click the following hyperlink: https://www.sec.gov/Archives/edgar/data/1632970/000119312522246287/d354035ds11.htm

Frequently Asked Questions

1)

What is the significance of American Healthcare REIT, Inc. (“AHR”) filing the registration statement on Form S-11 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”)?

The filing of the Registration Statement with the SEC is a critical initial step in the process of AHR seeking to raise equity capital in an underwritten public offering in conjunction with the intended listing of its common stock on the New York Stock Exchange (“NYSE”).

2)	What other steps has AHR taken to prepare for a listing of its common stock on the NYSE?

In October 2021, AHR became internally-managed following the merger of Griffin-American Healthcare REIT III, Inc. and Griffin-American Healthcare REIT IV, Inc., along with the acquisition of substantially all of the business and operations of American Healthcare Investors, LLC, which created a fully integrated real estate investment trust (“REIT”) with total assets of approximately $4.5 billion as of June 30, 2022, diversified by asset type, geographic location and tenant/operator. Earlier this year, AHR updated its distribution policy from monthly to quarterly distributions to make its policy consistent with the common practice of NYSE-listed REITs. More recently, you may have seen the announcement that AHR expanded its board of directors with the appointment of Scott A. Estes, who is also a member of the audit committee. Mr. Estes served as chief financial officer of Welltower Inc. (NYSE: WELL) for over 8 years and has extensive experience in the listed REIT space, which AHR believes will be invaluable to AHR as it pursues its strategic goals. Finally, AHR has engaged a highly qualified team of advisors that includes BofA Securities, Citigroup and KeyBanc Capital Markets, to act as joint book-running managers for the potential public offering.

3)	Why is AHR planning a listing of its common stock on the NYSE?

AHR believes a public listing will enhance AHR’s ability to access the public capital markets for growth equity capital and strengthen its balance sheet while also providing an option for liquidity to existing stockholders in the future.

4)	When will AHR list its common stock on a national exchange?

The timing of any listing of AHR’s common stock on the NYSE or another national securities exchange has not been determined at this time. It is contemplated that a listing will take place in conjunction with a public offering of AHR’s common stock pursuant to the Registration Statement that AHR recently filed with the SEC. While filing the Registration Statement is an important step, completing a public offering will require the SEC to declare the Registration Statement effective and listing on the NYSE will require approval by the NYSE. Moreover, in addition to required regulatory actions, a decision to proceed with the actual offering and listing depends on AHR’s evaluation of market conditions and other factors, many of which are beyond AHR’s control. AHR’s executive management team, its board of directors and external advisors are actively considering these factors. Accordingly, there can be no assurance as to when, or even if, AHR will be able to complete the public offering or successfully list its common stock on the NYSE.

5)	At what price will AHR’s common stock list upon the NYSE?

As is typically the case at this preliminary stage, the number of shares of common stock to be offered and the public offering price per share have not yet been determined. The initial public offering price of the common stock sold in the contemplated offering will be discussed between AHR and the representatives of the underwriters. Among the factors that AHR expects to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be AHR’s historical performance, estimates of AHR’s business potential and earnings prospects, an assessment of AHR’s management and the consideration of the above factors in relation to market valuation of companies in related businesses. Thereafter, the market price of shares of AHR’s common stock on the NYSE will depend on numerous factors and may be volatile, and an active trading market may not develop or be maintained. There can be no assurance that the public offering price per share of common stock will exceed or equal AHR’s net asset value per share, and the subsequent trading price may be below the public offering price per share.

6)	If AHR lists its common stock on the NYSE, will stockholders be immediately permitted to sell their shares?

Currently, AHR stockholders own either Class T common stock or Class I common stock. If AHR completes the process of listing its common stock on the NYSE, all outstanding shares of Class T common stock and Class I common stock will, on the six-month anniversary of the listing of AHR’s common stock on the NYSE, automatically be converted into shares of AHR’s NYSE-listed common stock and, at that point, will be freely tradeable on the NYSE. Current stockholders will not be able to sell their shares on the NYSE until such conversion occurs. The conversion process is pursuant to the Fourth Articles of Amendment and Restatement to AHR’s charter, which were approved by stockholders on September 30, 2021.

7)	If AHR lists its common stock on the NYSE, what will the ticker symbol be?

AHR intends to apply to list its common stock on the NYSE under the ticker symbol “AHR.” There can be no assurance that the NYSE will approve the listing of AHR’s common stock.

8)	Has AHR’s distribution reinvestment plan (“DRIP”) been impacted by the filing of the Registration Statement?

The DRIP has not been affected by the Registration Statement filing at this time. The purchase price per share of stock sold in the DRIP will equal the most recently published estimated per share net asset value approved by AHR’s board of directors. On March 24, 2022, AHR’s board of directors established AHR’s most recent estimated per share net asset value of $9.29. In the event AHR updates its estimated per share net asset value, AHR will update the purchase price per share accordingly. The purchase price of shares sold in the DRIP may not be indicative of, and may be higher than, the price at which AHR sells shares of common stock in the potential public offering or the price at which the shares may trade thereafter. While AHR has not announced any changes to the DRIP at this time, it is common for companies that are planning to complete a public offering to suspend their DRIP program, and AHR may make such a change in the future. Unless and until the DRIP is suspended, stockholders who are currently enrolled in the DRIP will continue to be enrolled unless they submit an Account Update Form to elect to receive their distributions in cash.

9)	Has AHR’s share repurchase plan (“SRP”) been impacted by the filing of the Registration Statement?

At this time, AHR will continue to accept share repurchase plan requests and repurchase shares on a quarterly basis pursuant to the death or qualifying disability of a stockholder, as defined pursuant to the SRP. The purchase price per share of stock repurchased in the SRP will equal the most recently published estimated per share net asset value approved by AHR’s board of directors. On March 24, 2022, AHR’s board of directors established AHR’s most recent estimated per share net asset value of $9.29. In the event AHR updates its estimated per share net asset value, AHR will update the repurchase price per share accordingly. The purchase price of shares repurchased in the SRP may not be indicative of, and may be lower than, the price at which AHR sells shares of common stock in the potential public offering or the price at which the shares may trade thereafter. While AHR has not announced any changes to the SRP at this time, it is common for companies that are planning to complete a public offering to suspend their SRP program, and AHR may make such a change in the future.

10)	Where do I find additional information regarding the Registration Statement?

The Registration Statement has been publicly filed with the SEC. To review the Registration Statement, click the following hyperlink: https://www.sec.gov/Archives/edgar/data/1632970/000119312522246287/d354035ds11.htm .

11)	Who do I contact if I have questions?

The AHR Investor Services team can be reached at 844-460-9414.

Forward-Looking Statements

Certain statements contained in this letter and Frequently Asked Questions, including statements relating to AHR’s expectations regarding the DRIP, the SRP, the conversion of the Class T common stock and Class I common stock and the commencement, completion and size of its proposed public offering and listing, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. AHR intends for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in those Acts. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter and Frequently Asked Questions. Any such forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which AHR operates, and beliefs of, and assumptions made by, AHR’s management, and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied therein, including, without limitation: (1) changes in economic conditions generally, including rising inflation, and the real estate market specifically; (2) the continuing adverse effects of the COVID-19 pandemic, including its effects on the healthcare industry, senior housing and skilled nursing facilities and the economy in general; (3) legislative and regulatory changes, including changes to laws governing the taxation of REITs; (4) the availability of capital on favorable terms, or at all; (5) AHR’s ability to pay down, refinance, restructure or extend its indebtedness as it becomes due; (6) competition in the real estate industry; and (7) any of the other risks included in the Registration Statement. Except as required by law, AHR does not undertake any obligation to update or revise any forward-looking statements contained in this letter and Frequently Asked Questions.